EXHIBIT 99.3

Included below is note 11 from Reliant Energy, Inc.’s interim financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

(11)Contingencies

(a)         Legal and Environmental Matters.

We are involved in a number of legal, environmental and other proceedings before courts and governmental agencies.  Unless otherwise disclosed, as noted in our Form 10-K, we cannot predict the final outcome of these proceedings, some of which involve substantial claim amounts or potential exposure, which, in the event of an adverse judgment or decision could have a material adverse effect on our results of operations, financial condition and cash flows.  For information regarding legal proceedings and environmental matters, see note 14 to our consolidated financial statements in our Form 10-K and note 10 to our interim financial statements in our First Quarter Form 10-Q, which notes, as updated below, are incorporated herein by reference and filed as exhibits to this Form 10-Q.

Legal Matters.

Western States Electricity and Natural Gas Litigation

Electricity Actions.  We are defendants in a number of lawsuits that allege that we engaged in an unlawful conspiracy to artificially increase wholesale electricity prices in California and other western states from 2000 to 2001 in violation of antitrust laws and laws prohibiting unfair business practices.  Many of these lawsuits have been dismissed on the basis that the Federal Energy Regulatory Commission (FERC) has exclusive jurisdiction over the claim.  In June 2005, the United States Supreme Court denied a petition to review and overturn the dismissal of one of the lawsuits.

Criminal Proceeding – Reliant Energy Services, Inc.  In April 2004, a federal grand jury indicted Reliant Energy Services, Inc. and certain of its former and current employees for alleged violations of the Commodity Exchange Act and related wire fraud and conspiracy charges.  The trial court judge presiding over the case has set the matter for trial in late October 2005.

California Attorney General – Violations of Clayton Act.  In April 2002, the California Attorney General and the California Department of Water Resources sued us alleging that our acquisition of electric generating facilities from Southern California Edison in 1998 violated Section 7 of the Clayton Act.  The trial court judge presiding over the case has set the matter for trial in February 2006.

Other Litigation

Texas Commercial Energy and Utility Choice Electric.  In July 2003, Texas Commercial Energy, LLC (TCE) sued several Electric Reliability Council of Texas (ERCOT) power market participants (including us and various subsidiaries) in the Corpus Christi Federal District Court for the Southern District of Texas.  TCE claimed damages in excess of $535 million for alleged violations of state and federal antitrust laws, fraud, negligent misrepresentation, breach of fiduciary duty, breach of contract and civil conspiracy.  The trial court dismissed the lawsuit.  The Fifth Circuit Court of Appeals (Fifth Circuit) affirmed the dismissal of the lawsuit and has denied TCE’s request for a rehearing of the lawsuit.  TCE has until October 2005 to appeal the Fifth Circuit’s decision to the United States Supreme Court.

The lawsuit filed by Utility Choice Electric, which alleges similar claims to the TCE lawsuit and additional claims including, among others, wire fraud, mail fraud and violations of the Racketeer Influenced and Corrupt Organizations Act, remains pending in the Federal District Court for the Southern District of Texas, Houston Division.  However, the court suspended further prosecution of the case pending the outcome of the Fifth Circuit’s decision on the TCE lawsuit.  In July 2005, the court modified the suspension to permit the defendants to file motions to dismiss the lawsuit.

Shareholder Class Action Lawsuits.  In July 2005, we reached a settlement agreement related to the class action lawsuits against us for claims alleging violations of securities laws.  The settlement agreement, which is subject to court approval, provides for a total settlement payment by us of $68 million, of which $61.5 million is covered by director and officer insurance policies.  In addition, Deloitte & Touche LLP, our independent auditor and a defendant in the litigation, has agreed to make a payment of $7 million.  Under the terms of the agreement, we do not admit liability by the company or our officers or directors nor are there findings under the terms of the settlement of any violations of the federal securities laws.  The settlement also includes releases as to all claims asserted by the plaintiffs against certain of our former officers.  During the three months ended June 30, 2005, we recorded a pre-tax charge of $8 million related to the settlement and associated legal expenses.

Environmental Matters.

Environmental Class Action.  We received notice of a class action lawsuit filed in Superior Court in Ontario, Canada against us and approximately 20 other utility and power generation companies alleging various claims relating to environmental emissions from coal-fired power generation facilities in the United States and Canada.  We have not yet been served in the lawsuit.  The lawsuit alleges damages of approximately $50 billion, with continuing damages in the amount of approximately $4 billion annually.  The lawsuit also claims entitlement to punitive and exemplary damages in the amount of $1 billion.  We are not in a position at this time to assess what impact, if any, an adverse decision might have on our results of operations, financial condition and cash flows.  However, we are confident that we have operated and continue to operate our coal-fired generation facilities in material compliance with all applicable federal and state environmental regulations.

Regulation of Emissions of Sulfur Dioxide (SO2) and Nitrogen Oxides (NOx).  Based on further engineering evaluations, we have revised our estimate of the range of capital expenditures that would be needed to comply with the Clean Air Interstate Rule to between $300 to $540 million through 2010 for SO2 and NOx.

(b)         California Energy Sales Refund, Credit and Interest.

We are a party to a refund proceeding initiated by the FERC in 2001 regarding wholesale electricity prices that we charged in California from October 2, 2000 through June 20, 2001 (2000-2001 Refund Proceeding).  We have recorded receivables from the California Independent System Operator (Cal ISO) and the California Power Exchange (Cal PX) relating to power sales into the markets run by the Cal ISO and the Cal PX related to this period.  See note 14(b) to our consolidated financial statements in our Form 10-K.

Based on the most recent refund methodology adopted by the FERC with respect to these receivables, we currently estimate our refund obligation in the 2000-2001 Refund Proceeding to be $87 million.

The issues related to the California energy crisis are complex and involve a number of court and regulatory proceedings that are ongoing.  See note 14(a) to our consolidated financial statements in our Form 10-K for discussion of western market legal matters and the related risks.  While we continue to pursue the possible settlement of a number of these proceedings, the resolution of these matters remains uncertain and could range from litigating these matters to conclusion to resolving these matters through settlement, or some combination of both litigation and settlement.  Depending on how these matters are ultimately resolved, including the impact of any proceedings initiated with respect to refund obligations for periods prior to October 2000, the amount of our net receivable could be materially affected.